Filed Pursuant to Rule 433

Registration No. 333-131369

Commodities Sales: 212 526 8515

1 Year Notes

Linked to the S&P Commodity Trends Indicator

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC, for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.

Issuer:	AB Svensk Exportkredit (Swedish Export Credit Corporation) (“SEK”)

Issue Type:	US MTN Registered Note

Issue Amount:	USD 3,000,000

Security Code(s):	CUSIP:

ISIN:

Trade Date:	April 22, 2008

Issue Date:	April 29, 2008

Issue Price:	100%

Maturity Date:

April 29, 2009, or if such date is not a Business Day, subject to adjustment in accordance with the Business Day Convention; provided that, if as a result of a Market Disruption Event the Valuation Date for one or more Indicator Components (as hereinafter defined) is postponed (as described below under “Market Disruption Events”) so that it falls less than three Business Days prior to the scheduled Maturity Date, the Maturity Date will be the third Business Day following the latest occurring postponed Valuation Date

Indicator:	Standard & Poor’s® CTI (Commodity Trends Indicator – Total Return), published and calculated by the Indicator Sponsor, subject to adjustment in accordance with the Indicator Adjustment below.

Indicator Sponsor:	Standard & Poors, a division of the McGraw-Hill Companies, Limited

Valuation Date:

April 22, 2009, or if such date is not an Indicator Business Day, the immediately preceding Indicator Business Day; provided that if a Market Disruption Event is in effect for one or more Indicator Components (as hereinafter defined) on the scheduled Valuation Date, the Valuation Date may be postponed as described below under “Market Disruption Events”.

Indicator Value:

For each Indicator Business Day, the closing value of the Indicator on that Indicator Business Day, as determined and published by the Indicator Sponsor (subject to the occurrence of a Market Disruption Event or an Indicator Unavailability Event), rounded to three decimal places.

Initial Indicator Value:	The Indicator Value on the Trade Date.

Final Indicator Value:	The Indicator Value on the Valuation Date.

Interest:

1 Month LIBOR compounded on a monthly basis for each Interest Period calculated in accordance with the following formula:

Where:

R1, R2, ... Rn= 1 Month LIBOR– 0.28% for the relevant Interest Period

D1, D2, ... Dn = the actual number of days in the relevant Interest Period

n = the final Interest Period

Interest Payment Date:	Accrued Interest shall be payable on the Maturity Date, subject to a Mandatory Early Repurchase or an Optional Repurchase.

Interest Period:

Monthly from and including each Interest Reset Date (or the Issue Date, in the case of the first Interest Period) to but excluding the next succeeding Interest Reset Date (or the Maturity Date, Mandatory Early Repurchase Date or the Optional Repurchase Date in the case of the final Interest Period).

1 Month LIBOR:

The rate for deposits in U.S. dollars for a period of 1 month which appears on Reuters Page LIBOR01 as of 11:00 a.m. London time on the date that is two London Banking Days prior to the related Interest Reset Date.

Interest Reset Dates:	The Issue Date and the 29th day of each calendar month thereafter, or if any such date is not a Business Day, subject to adjustment in accordance with the Business Day Convention.

Cash Settlement Amount:	A single U.S. dollar payment on the Maturity Date equal to the principal amount of the Notes multiplied by the Final Strategy Performance plus accrued Interest.

Observation Period:	The period from and including the Issue Date to and including the Valuation Date.

Final Strategy Performance:	The Strategy Performance as determined by the Calculation Agent on the Valuation Date

Strategy Performance:	For any Indicator Business Day during the Observation Period, a percentage equal to 100% + (3 * [Indicator Performance – T-bill Return – Fee Percentage]).

Indicator Performance:	For any Indicator Business Day during the Observation Period, expressed as a percentage.

T-Bill Return:

For any Indicator Business Day during the Observation Period, the rate determined by the Calculation Agent by compounding daily from the Trade Date to that Indicator Business Day the High Discount Rate in accordance with the following formula:

“High Discount Rate” means the 91-day weekly auction High Discount rate for U.S. Treasury Bills published on Bloomberg page USB3MTA (USB3MTA, <Index>,

<GO>) at approximately 3:00 p.m., New York City time, on any calendar day during the Observation Period. If such rate is not published on any calendar day, then the last published High Discount rate shall be used for that day. If the High Discount Rate ceases to be published by Bloomberg, then the Calculation Agent shall select a replacement rate source provider in good faith.

Fee Percentage:

As of any Indicator Business Day during the Observation Period, 1.42% multiplied by the number of calendar days from and including the Trade Date to but excluding that Indicator Business Day, divided by 365, subject to a minimum of 0.67%.

Optional Repurchase:

The noteholder may by written notice to the Issuer, the trustee and the calculation agent on any Indicator Business Day during the Observation Period require the Issuer to repurchase the Notes in whole on the related Optional Repurchase Date at the applicable Optional Repurchase Amount. Notice shall be deemed to be provided on the Indicator Business Day on which it is received by the Issuer and the calculation agent, provided that if notice is received after 10:00 a.m. New York Time on such Indicator Business Day, such notice shall be deemed to have been provided on the immediately following Indicator Business Day (the day on which notice is deemed to be provided, the “Notice Date”).

Optional Repurchase Amount Determination Date:

The Notice Date; provided that if a Market Disruption Event is in effect on a scheduled Optional Repurchase Amount Determination Date, the Optional Repurchase Amount Determination Date may be postponed as described below under “Market Disruption Events”

Optional Repurchase Date:

The fifth Business Day following the Optional Repurchase Amount Determination Date; provided that if the Optional Repurchase Amount Determination Date is postponed due to the occurrence of a Market Disruption Event, the Optional Repurchase Date shall be postponed to the fifth Business Day following the postponed Optional Repurchase Amount Determination Date.

Optional Repurchase Amount:

The principal amount of the Notes multiplied by the Strategy Performance as determined by the Calculation Agent on the Optional Repurchase Amount Determination Date, plus accrued Interest from and including the Issue Date to but excluding the Optional Repurchase Date.

Mandatory Early Repurchase:

If on any Indicator Business Day during the Observation Period the Indicator Performance on such Indicator Business Day (for the avoidance of doubt, irrespective of whether any Indicator Unavailability Event is in effect on such Indicator Business Day or any of the Indicator Components is affected by a Market Disruption Event on such Indicator Business Day) is less than the Mandatory Early Repurchase Barrier Level, a “Mandatory Early Repurchase Event” will be deemed to have occurred on such Indicator Business Day and the Issuer will repurchase the notes in whole on the related Mandatory Early Repurchase Date at the Mandatory Early Repurchase Amount determined on the Mandatory Early Repurchase Amount Determination Date.

Mandatory Early Repurchase Barrier Level:	–15%

Mandatory Early Repurchase Amount:

The principal amount of the Notes multiplied by the Strategy Performance as determined by the Calculation Agent on the Mandatory Early Repurchase Amount Determination Date, plus accrued Interest from and including the Issue Date to but excluding the Mandatory Early Repurchase Date.

Mandatory Early Repurchase Amount Determination Date:	The Indicator Business Day following the day on which the Mandatory Early Repurchase Event was deemed to have occurred; provided that if a Market Disruption

Event is in effect on a scheduled Early Repurchase Amount Determination Date, the Mandatory Early Repurchase Amount Determination Date may be postponed as described below under “Market Disruption Events”

Mandatory Early Repurchase Date:

The fifth Business Day following the Indicator Business Day on which the Mandatory Early Repurchase Event was deemed to have occurred; provided that if the Mandatory Early Repurchase Amount Determination Date is postponed due to the occurrence of a Market Disruption Event, the Mandatory Early Repurchase Date shall be postponed to the fifth Business Day following the postponed Mandatory Early Repurchase Amount Determination Date.

Market Disruption Event:

If a Market Disruption Event relating to one or more Indicator Components is in effect on the scheduled Valuation Date, Optional Repurchase Amount Determination Date or any Mandatory Early Repurchase Amount Determination Date, the Calculation Agent will calculate the Indicator Value for such day in good faith in accordance with the formula for and method of calculating the Indicator last in effect prior to commencement of the Market Disruption Event, using:

•                 for each Indicator Component that did not suffer a Market Disruption Event on the scheduled Valuation Date, Optional Repurchase Amount Determination Date or Mandatory Early Repurchase Amount Determination Date, as applicable, the settlement price on the applicable Relevant Exchange of such Indicator Component on the scheduled Valuation Date, Optional Repurchase Amount Determination Date, or Mandatory Early Repurchase Amount Determination Date, , as applicable; and

•                 for each Indicator Component that did suffer a Market Disruption Event on the scheduled Valuation Date, Optional Repurchase Amount Determination Date, or Mandatory Early Repurchase Amount Determination Date, , as applicable, the settlement price of such Indicator Component on the applicable Relevant Exchange on the immediately succeeding trading day on which no Market Disruption Event occurs or is continuing with respect to such Indicator Component (which trading day shall be deemed the Valuation Date, Optional Repurchase Amount Determination Date, or Mandatory Early Repurchase Amount Determination Date, as applicable, for such Indicator Component);

provided however that if a Market Disruption Event has occurred or is continuing with respect to such Indicator Component on each of the five scheduled trading days following the scheduled Valuation Date, Optional Repurchase Amount Determination Date, or Mandatory Early Repurchase Amount Determination Date, as applicable, then (a) the fifth scheduled trading day shall be deemed the Valuation Date, Optional Repurchase Amount Determination Date, or Mandatory Early Repurchase Amount Determination Date, as applicable, for such Indicator Component and (b) the Calculation Agent will determine the price for such Indicator Component on such eighth scheduled trading day in its sole and absolute discretion taking into account the latest available quotation for the settlement price of such Indicator Component and any other information that in good faith it deems relevant.

A “Market Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

(A)                 the termination or suspension of, or material limitation or disruption in the trading on a Relevant Exchange of an Indicator Component;

(B)                  the settlement price on a Relevant Exchange of an Indicator Component has increased or decreased by an amount equal to the maximum permitted price change from the previous day’s settlement price; or

(C)                  the settlement price of an Indicator Component is not published by the Relevant Exchange.

Notwithstanding the foregoing, the following events will not constitute Market Disruption Events:

(1)                    a limitation on the hours in a trading day and/or number of days of trading, if it results from an announced change in the regular business hours of the Relevant Exchange; or

(2)                    a decision to permanently discontinue trading in an Indicator Component or options or futures contracts relating to the Indicator or any Indicator Commodity.

For purposes of the above, (a) “Indicator Components” means the commodities then underlying the Indicator; (b) “Relevant Exchange” means any organized exchange or market of trading for any Indicator Component; and (c) “trading day” means a day, as determined in good faith by the Calculation Agent, on which trading is generally conducted on the Relevant Exchange applicable to the affected Indicator Component.

Indicator Unavailability Event:

If an Indicator Unavailability Event is in effect on the scheduled Valuation Date, Optional Repurchase Amount Determination Date, or Mandatory Early Repurchase Amount Determination Date, as applicable (and no Disruption Event is then in effect), the Calculation Agent will determine the Indicator Value on the Valuation Date, Optional Repurchase Amount Determination Date, or Mandatory Early Repurchase Amount Determination Date, as applicable, in good faith in accordance with the formula for and method of calculating the Indicator in effect on the Valuation Date, Optional Repurchase Amount Determination Date, or Mandatory Early Repurchase Amount Determination Date, as applicable, using the closing price on the Relevant Exchanges of each futures contract most recently constituting the Indicator.

An “Indicator Unavailability Event” means that the Indicator is not calculated and published by the Indicator Sponsor or any Successor Indicator is not calculated and published by the sponsor thereof.

Indicator Adjustment:

If the Indicator Sponsor discontinues publication of the Indicator prior to, and such discontinuation is continuing on, the Valuation Date or any applicable Optional Repurchase Amount Determination Date or Mandatory Early Repurchase Amount Determination Date, and the Indicator Sponsor or another entity publishes a successor or substitute Indicator that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued Indicator (such Indicator, a “Successor Indicator”), then the Indicator Value will be determined by reference to the level of such Successor Indicator at the close of trading on the Relevant Exchange or market of the Successor Indicator last to close on the Valuation Date, Optional Repurchase Amount Determination Date, or Mandatory Early Repurchase Amount Determination Date, as applicable. Upon any selection by the Calculation Agent of a Successor Indicator, the Calculation agent will cause written notice thereof to be promptly furnished to the trustee, to the Issuer and to the holders of the notes.

If the Indicator Sponsor discontinues publication of the Indicator prior to, and such discontinuation is continuing on, the Valuation Date or any Optional Repurchase Amount Determination Date or Mandatory Early Repurchase Amount Determination Date, and the Calculation Agent determines, in its sole discretion, that no Successor Indicator is available at such time, then the Calculation Agent will (subject as set forth below) determine the Indicator Value on the Valuation Date, Optional Repurchase Amount Determination Date, or Mandatory Early Repurchase Amount Determination Date, as applicable. The relevant Indicator Value will be computed by the Calculation Agent in accordance with the formula for and method of calculating the Indicator last in effect prior to such discontinuation, using the closing price (or, if trading in the relevant futures contracts has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on the Valuation Date, Optional Repurchase Amount Determination Date, or Mandatory Early Repurchase Amount Determination Date, as applicable, of each futures contract most recently constituting the Indicator. Notwithstanding the foregoing, the Calculation Agent shall in no circumstances be required to determine the level of the Indicator on a continuous basis if, in the opinion of the Calculation Agent, to do so would be unduly burdensome or would cause the Calculation Agent to incur any cost that it would not otherwise incur. If, on any Indicator Business Day following any date on which the Indicator Sponsor no longer calculates and announces the Indicator as aforesaid, the Calculation Agent informs the Issuer that (i) having used reasonable endeavors, the Calculation Agent is unable to continue to determine the level of the Indicator, or (ii) in the opinion of the Calculation Agent continuing to determine the level of the Indicator would be unduly burdensome or would cause the Calculation Agent to incur a cost that it would not otherwise incur, the Issuer may, on the Indicator Business Day next following the date on which the Calculation Agent gave notice to the Issuer, give notice to the Noteholders that the Issuer will repurchase the Notes. In such event the Issuer shall repurchase all of the Notes on the fifth Business Day following the date on which the Issuer gave notice to the Noteholders (which such day shall be the Mandatory Early Repurchase Amount Determination Date with respect to such repurchase) at the Mandatory Early Repurchase Amount determined as of that Mandatory Early Repurchase Amount Determination Date.

If at any time prior to the Valuation Date or any applicable Optional Repurchase Amount Determination Date or Mandatory Early Repurchase Amount Determination Date, the method of calculating the Indicator or a Successor Indicator, or the level thereof, is changed in a material respect, or if the Indicator is in any other way modified so that the Indicator or such Successor Indicator does not, in the opinion of the Calculation Agent, fairly represent the level of the Indicator or such Successor Indicator had such changes or modifications not been made, then, from and after such time, the Calculation Agent will, at the close of business in New York City on the Valuation Date, Optional Repurchase Amount Determination Date, or Mandatory Early Repurchase Amount Determination Date, as applicable, make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a level of a commodity indicator comparable to the Indicator or such Successor Indicator, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the applicable Indicator Value with reference to the Indicator or such Successor Indicator, as adjusted.

In the event that the official closing level of the Indicator or Successor Indicator published or announced on any given Indicator Business Day and used by the Calculation Agent to determine the Indicator Performance on any such date is subsequently corrected and the correction is published or announced by the Indicator Sponsor within 30 calendar days of the original publication or announcement, but not later than three Business Days prior to the Maturity Date or applicable Valuation Date or any applicable Optional Repurchase Date or Mandatory Early Repurchase Date, for which a Cash Settlement Amount, Optional Repurchase Amount or Mandatory Early Repurchase Amount is to be paid, the Calculation Agent shall make such adjustment to the Indicator Value as it shall determine to be appropriate to take account of such correction and use the Indicator Value as so adjusted in calculating the applicable Cash Settlement Amount, Optional Repurchase Amount or Mandatory Early Repurchase Amount.

Indicator Business Days:	A day, as determined in good faith by the Calculation Agent, on which trading is generally conducted on the Relevant Exchange for each Indicator Component then comprising the Indicator.

Business Days:	New York and London

Business Day Convention:	Modified Following, Adjusted

Day Count:	30/360

London Banking Day:	Any day on which dealings in U.S. dollars are transacted in the London interbank market.

Underwriter:	Lehman Brothers Inc.

Calculation Agent:	Lehman Brothers Inc., the determinations and calculations of which will be binding in absence of manifest error

Denominations:	$100,000 and integral multiples of $100,000

Listing:	None